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                                 March 9, 2022

       Jeff Kistner
       Chief Financial Officer
       Lincolnway Energy, LLC
       59511 West Lincoln Highway
       Nevada, IA 50201

                                                        Re: Lincolnway Energy,
LLC
                                                            Schedule 13E-3
filed February 25, 2022
                                                            SEC File No.
5-93581
                                                            Schedule 14A filed
February 25, 2022
                                                            SEC File No.
0-51764

       Dear Mr. Kistner:

              We have reviewed your filings listed above and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments.
       All defined terms used in this letter have the same meaning as in the proxy statement, unless otherwise indicated.

       PRE 14A filed February 25, 2022

       What will be the effects of the Reclassification? , page 14

   1. Summarize here all material changes in the rights of unitholders who will receive Class C and D Units, besides
the limitations on their voting rights.
       What are the differences between the Common Units, Class A, Class B, Class C and Class D
       Units?, page 18

   2.                                                   See our comment above.
Explain the differences in the limited liability provisions
                                                        applicable to certain
of the classes of units that will be issued in the reclassification.
 Jeff Kistner
FirstName
LincolnwayLastNameJeff
             Energy, LLCKistner
Comapany
March       NameLincolnway Energy, LLC
       9, 2022
March2 9, 2022 Page 2
Page
FirstName LastName



Financial Information , page 24

3. We note the assertion here that because the Company will save $480,000 as a result of the reclassification, pro forma financial statements are not required. With a view to further disclosure, please provide an expanded analysis of the materiality of financial statements required (supplementally in your response letter). Your analysis should explain why the financial information required by Item 13 of Regulation 14A is not material to unitholders being asked to vote upon the reclassification and the amendments to the operating agreement.
4.       Revise to provide the summary financial statements required by Item
1010(c) of
         Regulation M-A in the proxy statement. See Instruction 1 to Item 13 of
Schedule 13E-3.
Fairness of the Reclassification , page 30

5. Some unitholders will receive new units with restricted voting and other rights but will receive no compensation in the reclassification. Specifically address how the Board considered this fact in determining that the contemplated transaction is fair to those unitholders.
Form of Proxy - Appendix A, page 92

6. If Proposals 1 and 2 are conditioned on one another, so indicate on the form of proxy card.
7. The meaning of the phrase "among others" in Proposal 3 is unclear and the reasons for which you are seeking authority to adjourn the meeting must be specifically described.
         Revise Proposal 3 to specify the specific reason(s) for which adjournment would be sought.
General

8. Include a separate section for each proposal summarizing what is being voted upon, the background of why it is being proposed, the Board's recommendation and the ramifications if each proposal is adopted. For example, revise to describe all of the changes that would result if Proposal 1 is adopted. This should encompass changes besides the reclassification of units, including changes to the transferability of the units and changes to the limited liability of Class C and D members. To the extent one proposal is conditioned on adoption of any other proposal, this should be specified.
9. See our last comment above regarding the need to explain the interrelationship between
         Proposals 1 and 2. Explain for the benefit of unitholders why you are separately seeking proxy authority to amend the operating agreement and for the reclassification itself (which is provided for under the terms of the amended operating agreement). Jeff Kistner
Lincolnway Energy, LLC
March 9, 2022
Page 3
10. Item 1014 of Regulation M-A requires the filing party on the Schedule 13E-3 to address the fairness of the transaction to unaffiliated shareholders. Here, where some unaffiliated shareholders' units will not be affected by the planned reclassification, the Company must separately address and analyze fairness to both those impacted and those not impacted by the contemplated transaction. While you include generic statements that the reclassification is fair to all unaffiliated unitholders, including those whose units are not being reclassified, you do not explain how the Board reached this conclusion with respect to each subset of unitholders who will participate in this transaction in very different ways. Please revise to address, including the analysis of how the Company reached its fairness determination as to each subset of unaffiliated shareholders. We remind you that the filing persons are responsible for the accuracy and adequacy of
their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

         Please direct any questions to Christina Chalk at (202) 551-3263.



FirstName LastNameJeff Kistner                                  Sincerely,
Comapany NameLincolnway Energy, LLC
                                                                Division of
Corporation Finance
March 9, 2022 Page 3                                            Office of
Mergers & Acquisitions
FirstName LastName